Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makesno representation as to its accuracy or completeness and expressly disclaims any liabilities whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                     Aluminum Corporation of China Limited *
               (a joint stock limited company incorporated in the People's Republic of China with limited liability)


                                  Announcement

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Clarification that "China Aluminium Company Limited" and the three persons charged by the Hong Kong ICAC with alleged conspiracy to defraud are not in any way related to us.
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We note in recent newspaper articles that charges were made by the Hong Kong
ICAC against three persons related to a company called "China Aluminium Company Limited" for their alleged conspiracy to defraud.

We wish to clarify that "China Aluminium Company Limited" is a company completely unrelated to us and the three persons charged with the alleged conspiracy to defraud are also not in any way related to us.


                                    By Order of the Board of Directors of
                                    Aluminum Corporation of China Limited
                                               Guo Shengkun
                                                 Chairman



Hong Kong, 28th March 2003

* For identification only.

Please also refer to the published version of this announcement in the South China Morning Post and Hong Kong Economic Times dated 31st March 2003.